EXHIBIT 99.1

Date: March 22, 2016	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AVINO SILVER & GOLD MINES LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 20, 2016
Record Date for Voting (if applicable) :	April 20, 2016
Beneficial Ownership Determination Date :	April 20, 2016
Meeting Date :	May 27, 2016
Meeting Location (if available) :	Metropolitan Hotel Vancouver Connaught Room 645 Howe Street Vancouver, British Columbia V6C 2Y9
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	053906103	CA0539061030

Sincerely,

Computershare
Agent for AVINO SILVER & GOLD MINES LTD.